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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-34176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2017___ AND ENDING ___12/31/17___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Millennial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three World Financial Center, 200 Vesey Street 24th Floor
(No. and Street)

New York   NY   10281
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese   516-858-4766
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200   Garden City   NY   11530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, _____John Parmigiani_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Allied Millennial Partners, LLC_____ , as of _____December 31, 2017_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

Anthony Frazia
Notary Public, State of New York
No. 01FR6033793
Qualified in Westchester County
Commission Expires March 20, 20___

_____
(Notary Public)

_____
(Signature)

_____
CEO
(Title)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition
December 31, 2017

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Contents
December 31, 2017

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6



Israeloff, Trattner & Co. P.C.

Other Office
New York, NY

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Of Allied Millennial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Millennial Partners, LLC, (the Company), as of December 31, 2017, and the related notes. In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Allied Millennial Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Allied Millennial Partners, LLC's management. Our responsibility is to express an opinion on Allied Millennial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allied Millennial Partners, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff Trattner & Co. P.C.

We have served as Allied Millennial Partners, LLC's auditor since 2011.

Garden City, New York
February 28, 2018

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	31,360
Receivable from clearing organization		56,780
Commissions receivable, non-clearing broker		64,670
Deposit with clearing organization		15,000
Property and equipment		16,231
Prepaids and other assets		31,892
Total assets	$	215,933

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	86,644
Commissions payable		43,017
Deferred rent payable		583
Total liabilities		130,244

Commitments and Contingencies

Member's Equity		85,689
Total liabilities and member's equity	$	215,933

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2017

1.   Organization and Summary of Significant Accounting Policies

Allied Millennial Partners, LLC. (the "Company"), formerly EJ Sterling, LLC, is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has an office in New York, New York and derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges and individual variable annuities.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC ("the Parent"). The Company is registered to do business in the State of New York and Florida and began operations as a broker-dealer on December 1, 2011.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying statement of financial condition. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for the statement of financial condition purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial Instruments
The Company's financial instruments include cash and receivable from clearing organization, commissions receivable, non-clearing broker and payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable from clearing organization
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

Commission receivable, non-clearing broker
Commissions that the Company has earned from the sale of insurance products and private placements but not yet received.

1. Organization and Summary of Significant Accounting Policies(continued)

    Subsequent Events
    The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 28, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2017.

    Income Taxes
    The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2017.

    Income taxes have not been provided for because the partnership income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

    The Company files U.S. federal income tax returns and state and local income tax returns in New York, Florida, and Indiana. Returns filed in these jurisdictions for tax years ended on or after December 31, 2014 are subject to examination by the relevant taxing authorities.

    Property and Equipment
    Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

    Off-balance sheet risk
    In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2017, the Company was not exposed to such risk.

    Concentration of credit risk
    The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business. As of December 31, 2017, the Company was not exposed to such risk.

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2017

1. **Organization and Summary of Significant Accounting Policies(continued)**

    Recent Accounting Guidance
    Through 2017, the FASB issued various updates ("ASU") to the FASC ASC. The Company did not adopt any new accounting pronouncements during the year end December 31, 2017 that had a material effect on its financial statements. ASU 2014-09, which amends existing accounting standards for revenue recognition, is generally effective for nonpublic entities for annual periods beginning after December 15, 2018. ASU 2016-02 related to accounting for leases is effective for fiscal years beginning after December 15, 2019 for nonpublic entities.

2. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $30,512, which was $21,829 in excess of the minimum amount required.

    SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. **Receivable from clearing organization**

    The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. **Deposit with clearing organization**

    The Company's clearing organization is FC Stone Financial, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $15,000. The collateral deposit balance as of December 31, 2017 is $15,000.

5.   **Property and equipment**

Property and equipment as of December 31, 2017 consist of the following:

Computer equipment and software	$ 6,144
Furniture and fixtures	24,345
	30,489
Less: accumulated depreciation and amortization	14,258
Net property and equipment	$ 16,231

6.   **Commitments and contingencies**

Operating lease

The Company is obligated under a non-cancelable operating lease for its office facility in New York, New York, expiring in 2018. As of December 31, 2017, the approximate future minimum lease payments under the non-cancelable lease are as follows:

Years ending December 31,	
2018	$ 66,668
	$ 66,668

Contingencies

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial position.